UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
______________________

FORM N-CR

______________________

CURRENT REPORT

MONEY MARKET FUND MATERIAL EVENTS

Part A:  General information

Item A.1	Report for 11/12/2015
Item A.2	CIK Number of registrant: 0000822632
Item A.3	EDGAR Series Identifier: S000008599
Item A.4	Securities Act File Number: 033-17463
Item A.5
Provide the name, e-mail address, and telephone number of the person authorized to receive information and respond to questions about this Form N-CR:  Richard W. Smirl, rsmirl@williamblair.com, (312) 364-8000

Part B:  Default or event of insolvency of portfolio security issuer

Not applicable.

Part C:  Provision of financial support to fund

Item C.1	Description of nature of support.	Capital contribution in connection with Fund liquidation.
Item C.2	Person providing support.	William Blair Investment Management, LLC.
Item C.3	Brief description of relationship between the person providing the support and the fund.	William Blair Investment Management, LLC is the investment adviser to William Blair Ready Reserves Fund (the “Fund”).
Item C.4	Date support provided.	November 12, 2015.
Item C.5	Amount of support.	$173,543.69.
Item C.6
Security supported (if applicable).  Disclose the name of the issuer, the title of the issue (including coupon or yield, if applicable) and at least two identifiers, if available (e.g., CUSIP, ISIN, CIK, LEI).
Not applicable.
Item C.7	Value of security supported on date support was initiated (if applicable).	Not applicable.
Item C.8	Brief description of reason for support.
In anticipation of the Fund’s liquidation on or about November 18, 2015, a capital contribution is being made in an amount equal to the difference between the Fund’s net assets and the net asset value of shares outstanding.

Item C.9	Term of support.	Not applicable.
Item C.10	Brief description of any contractual restrictions relating to support.	Not applicable.

Part D:  Deviation between current net asset value per share and intended stable price per share

Not applicable.

Part E:  Imposition of liquidity fee

Not applicable.

Part F:  Suspension of fund redemptions

Not applicable.

Part G:  Removal of liquidity and/or resumption of fund redemptions

Not applicable.

Part H:  Optional disclosure

Not applicable.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WILLIAM BLAIR FUNDS (Registrant)
Date: November 12, 2015
By: /s/ Richard W. Smirl Richard W. Smirl Senior Vice President